UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment #1)

TYLER RESOURCES INC.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)

90224J 10 9

(Cusip Number)

CDG INVESTMENTS INC.

JAMES DEVONSHIRE, SUITE 500, 926 – 5TH AVE. S.W.

CALGARY, ALBERTA T2P 0N7

Telephone: (403) 233-7898

(Name, address and telephone number of person authorized to

receive notices and communications)

December 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.133-1(f) or Sec. 240-13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90224J 10 9

Schedule 13D

1.

Name of Reporting Persons

CDG Investments Inc.

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

WC

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

14,216,952 common shares*

8.

Shared Voting Power

0

9.

Sole Dispositive Power

14,216,952 common shares*

10.

Shared Dispositive Power

0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

14,216,952*   common shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.         Percent of Class Represented by Amount in Row (11)   19.5%

14.

Type of Reporting Person (See Instructions)

CO HC

*

Does not include shares held by other entities owned or controlled by Mr. Devonshire, the President, Chief Executive Officer and a Director of CDG Investments Inc. and separately reported in this Schedule 13D.

CUSIP NO. 90224J 10 9

Schedule 13D

1.

Name of Reporting Persons

James Devonshire

2.

Check the Appropriate Box if a Member of a Group

(a)

[    ]

(See Instructions)

(b)

[    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.

Citizenship or Place of Organization

Canada

7.

Sole Voting Power

2,324,000 common shares*

8.

Shared Voting Power

325,000 common shares*

9.

Sole Dispositive Power

2,324,000 common shares*

10.       Shared Dispositive Power           325,000 common shares*

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,649,000*  common shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.        Percent of Class Represented by Amount in Row (11)   3.6%

14.

Type of Reporting Person (See Instructions)

IN

*

Does not include 14,216,952 shares held by CDG of which Mr. Devonshire is the President, Chief Executive Officer and a Director, over which he has authority to vote and dispose subject to the board of director’s direction and which are separately reported in this Schedule 13D.

CUSIP NO. 90224J 10 9

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Tyler Resources Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by CDG Investments Inc. (“CDG”).  CDG offices are located at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.  CDG is a public company and its shares are listed and posted for trading on the OTCBB (CDGEF) and on the CNQ (CDGI).  Mr. James Devonshire is the President, Chief Executive Officer and a Director of CDG.  Mr. Devonshire currently has the ability to vote the 14,216,952 common shares of Tyler held by CDG, subject to the CDG’s Board of Director’s direction.

The Company’s business consists of holding investments in mineral exploration companies.

During the last five years, CDG has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CDG has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, purchases in the open market and from the sale of the Company’s approximately 40% interest in the Bahuerachi property to Tyler Resources Inc.

CDG received 13,336,000 shares of Tyler for its interest in the Bahuerachi property at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies.

All other transactions were funded through CDG’s corporate funds.

CUSIP NO. 90224J 10 9

Schedule 13D

ITEM. 4

PURPOSE OF TRANSACTION

(a)

CDG is holding its shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in its own name or through other entities).

CDG does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c )

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, CDG will continue to review his investment in the Issuer and reserves the right to change its intentions with respect to any or all of such matters.  Further, because Mr. Devonshire is an executive officer and director of the Issuer, in the ordinary course, he may make decisions that affect or alter any of the aforementioned corporate actions.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 22, 2004, CDG beneficially owns 14,216,952 common shares (19.5% based upon 72,796,399 shares outstanding as of December 22, 2004) of the Issuer’s common shares.

(b)

Mr. James Devonshire is the President, Chief Executive Officer and a Director of CDG.  Mr. Devonshire currently has the ability to vote the 14,216,952 common shares of Tyler held by CDG, subject to the CDG’s Board of Director’s direction.

(c)

During the prior 60 days CDG did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(d)

Expect for Mr. Devonshire, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by CDG.

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Schedule 13D

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

(a)

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDG INVESTMENTS INC.

DATE:

December 23, 2004

BY:

/s/ James Devonshire

James Devonshire, President

CUSIP NO. 90224J 10 9

Schedule 13D

ITEM. 1

SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Tyler Resources Inc. (the “Issuer”). The Issuer’s principal executive offices are located at Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7.

ITEM. 2

IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by James Devonshire.

Mr. Devonshire beneficially owns shares of the Issuer’s common stock directly, indirectly through Devonshire & Associates Management Services Ltd. (“D&A”), a company owned by Mr. Devonshire and Alberta Prosperity Fund Inc. (“APF”), a company managed by Mr. Devonshire.

Mr. Devonshire is a citizen and resident of Canada. Mr. Devonshire’s business address is Suite 500, 926 – 5th Avenue, S.W., Calgary, Alberta T2P 0N7 Canada.

Mr. Devonshire is a self-employed Chartered Accountant and Management Consultant through D&A.  He is the CEO, Director and President of CDG Investments Inc., CEO and Director of Tyler Resources Inc., a Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.

During the last five years, Mr. Devonshire has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM. 3

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Devonshire, D&A and APF have acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Devonshire, D&A and APF may have sold shares in private transactions and through the public market.  All of the transactions were funded through Mr. Devonshire’s personal funds or the working capital of D&A or APF.

The following are the acquisitions or disposition in the Issuers’ common shares made by Mr. Devonshire, D&A or APF within the last 60 days.  All transactions have been acquired/sold through the facilities of the TSX Venture Exchange with the exception of the options exercised by Devonshire which were issued from treasury.

CUSIP NO. 90224J 10 9

Schedule 13D

Date	Registered Holder	Security Traded	Bought/ Acquired	Sold/ Disposed	Price $Cdn.	Closing Balance
Oct 12/04	APF	Common Shares		25,000	$0.40	375,000
Nov. 3/04	APF	Common Shares		11,000	$0.39	364,000
Nov. 3/04	APF	Common Shares		10,000	$0.375	354,000
Nov 3/04	APF	Common Shares		19,000	$0.38	335,000
Nov. 15/04	APF	Common Shares		20,000	$0.39	315,000
Nov. 15/04	APF	Common Shares		40,000	$0.42	275,000
Nov 16/04	APF	Common Shares		30,000	$0.43	245,000
Nov. 16/04	APF	Common Shares		30,000	$0.45	215,000
Nov. 18/04	APF	Common Shares		30,000	$0.57	185,000
Nov. 18/04	APF	Common Shares		30,000	$0.58	155,000
Nov. 18/04	APF	Common Shares		30,000	$0.59	125,000

Oct 12/04	Devonshire	Common Shares		10,000	$0.40	686,000
Oct 12/04	Devonshire	Common Shares		10,000	$0.41	676,000
Oct. 29/04	Devonshire	Common Shares	100,000		$0.10	776,000
Nov. 9/04	Devonshire	Common Shares		25,000	$0.43	751,000
Nov. 12/04	Devonshire	Common Shares		17,000	$0.51	734,000
Nov. 19/04	Devonshire	Common Shares	125,000		$0.10	859,000
Oct. 29/04	Devonshire	Options		100,000	$0.10	1,100,000
Nov. 19/04	Devonshire	Options		125,000	$0.10	975,000
Dec. 17/04	Devonshire	Options	275,000		$0.65	1,250,000

Oct. 12/04	D&A	Common Shares		20,000	$0.41	215,000
Nov. 2/04	D&A	Common Shares	20,000		$0.35	235,000
Nov. 9/04	D&A	Common Shares		10,000	$0.45	225,000
Nov. 9/04	D&A	Common Shares		10,000	$0.455	215,000
Nov. 19/04	D&A	Common Shares		40,000	$0.59	175,000
Nov. 19/04	D&A	Common Shares		10,000	$0.60	165,000

ITEM. 4

PURPOSE OF TRANSACTION

(a)

Mr. Devonshire is holding his shares of the Issuer (including shares held by D&A or APM) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through D&A or APM, or through other entities).

Mr. Devonshire does not have any other present plans or proposals which relate to or would result in:

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)

a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)

any change in the present board of directors or management of the Issue, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 90224J 10 9

Schedule 13D

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)

a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g) (4) of the Act;  or

(j)

any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Devonshire will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.  Further, because Mr. Devonshire is an executive officer and director of the Issuer, in the ordinary course, he may make decisions that affect or alter any of the aforementioned corporate actions.

ITEM. 5

INTEREST IN SECURITIES OF THE ISSUER

(a)

As of December 22, 2004, Mr. Devonshire beneficially owned 2,649,000 (3.6% based upon 72,796,399 shares outstanding as of December 22, 2004) of the Issuer’s common shares.  Mr. Devonshire’s beneficial ownership includes:

2,109,000 held directly, 215,000 shares of the Issuer’s common stock held by D&A and 325,000 shares held by APF.

Does not include 14,216,952 shares held by CDG of which Mr. Devonshire is the President, Chief Executive Officer and a Director, over which he has authority to vote and dispose subject to the board of directors direction.

(b)

Mr. Devonshire has the sole power to dispose of 2,324,000 of the Issuer’s common shares.  Mr. Devonshire shares the power to vote and dispose of 325,000 shares held by APF.

Mr. Devonshire shares the power to vote or dispose of the shares as follows:

Company Name	Alberta Prosperity Fund Inc.
Name	Gregory Smith
Residence or Business Address	Suite 300, 340-12th Avenue SW Calgary, Alberta, T2R 1L5
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Chartered Accountant

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, penalty imposed, or other disposition of the case.

No

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

No
Citizenship	Canadian

CUSIP NO. 90224J 10 9

Schedule 13D

(e)

During the prior 60 days Mr. Devonshire did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3.  Source and Amount of Funds or other Consideration.”

(f)

Expect for Mr. Smith, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by APF.

ITEM. 6

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM. 7

MATERIAL TO BE FILED AS EXHIBITS

(a)

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

December 23, 2004

BY:

/s/ James Devonshire

James Devonshire

EXHIBIT 1

Joint Filing Agreement

Agreement dated as of September 18, 2004, between CDG Investment Inc. and James Devonshire (collectively the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of the Common Shares, no par value per share, of Tyler Resources Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

CDG INVESTMENTS INC.

By:   /s/ James Devonshire

 Name:

James Devonshire

 Title:

President

/s/ James Devonshire

JAMES DEVONSHIRE